Exhibit 99.1
ENCORE ENERGY PARTNERS LP
RATIO OF LOSS TO FIXED CHARGES
($ in thousands)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Loss before income taxes	$(37,393)	$(40,661)	$(33,147)	$(33,207)
Adjustments:
Add fixed charges:
Interest expense	2,351	1,909	4,567	3,549
Rental expense attributable to interest	77	72	162	131

Total fixed charges	2,428	1,981	4,729	3,680

Adjusted loss	$(34,965)	$(38,680)	$(28,418)	$(29,527)

Ratio of loss to fixed charges (a)	(14.4)	(19.5)	(6.0)	(8.0)

(a)	For the three and six months ended June 30, 2009, earnings as defined were inadequate to cover fixed charges as defined by $37.4 million and $33.1 million, respectively. For the three and six months ended June 30, 2008, earnings as defined were inadequate to cover fixed charges as defined by $40.7 million and $33.2 million, respectively.